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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K   [X] Form 11-K   [  ] Form 20-F   [  ] Form 10-Q
[  ] Form N-SAR

For Period Ended:  September 30, 1999

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read attached instruction sheet before preparing form. Please print or type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


                        ARMSTRONG WORLD INDUSTRIES, INC.
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                             Full Name of Registrant


                                 Not Applicable
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                            Former Name if Applicable


                              2500 Columbia Avenue
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            Address of Principal Executive Office (Street and Number)

                               Lancaster, PA 17604
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                            City, State and Zip Code
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Due to a staff resignation and difficulty in the comparability of data between the trustee and record keeper, the development of the required information necessary for the Form 11-K filing of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. could not be made within the prescribed time period without unreasonable difficulty and expense.
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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Stephen F. McNamara       (717)         396-3420
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                          (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        ARMSTRONG WORLD INDUSTRIES, INC.
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                  (Name of Registrant as Specified in Charter)
   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 27, 2000                             By: /s/ Douglas L. Boles
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                                                  Douglas L. Boles
                                                  Vice-Chairman of the
                                                  Retirement Committee